210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Announces Appointment of Dr. George M. Gill as Chief Medical Officer

CALGARY, AB, July 5, 2011 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics”) today announced the appointment of George M. Gill, MD as Chief Medical Officer. He has been Senior Vice President of Clinical Safety and Regulatory Affairs and an officer of Oncolytics since 2002.

“Dr. Gill has an outstanding track record, having supported the advancement of more than 20 products - including 11 anti-cancer agents - through the clinical research and regulatory approval process in the United States, Canada and Europe,” said Dr. Brad Thompson, President and CEO of Oncolytics. “With his added responsibilities, Dr. Gill will continue to play a pivotal role in advancing our proprietary product, REOLYSIN®, through the clinical and regulatory processes.”

Prior to joining Oncolytics Dr. Gill was Vice President of Clinical Research and Vice President of Medical Affairs at Ligand Pharmaceuticals; Senior Director and Head of U.S. Clinical and Medical Affairs for ICI Pharmaceuticals (now AstraZeneca) and Vice President and Head of Worldwide Regulatory Affairs for The Bristol-Myers Company (now Bristol-Myers Squibb). Dr. Gill began his career in the industry at Hoffman-La Roche, where he held several clinical and regulatory positions, including Director of the Clinical Oncology Group and Associate Director of the Regulatory Affairs Department. Dr. Gill holds a B.Sc. (Chemistry) from Dickinson College in Pennsylvania and an MD from the School of Medicine of the University of Pennsylvania. He is board certified in pediatrics.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com